Exhibit 99.2

CORPBANCA AND SUBSIDIARIES

As of March 31, 2010

The following interim financial information of CorpBanca as of March 31, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5,245,288
Total assets	6,950,569

Current accounts and demand deposits	474,688
Time deposits and savings accounts	3,590,544
Borrowings from financial institutions	368,163
Debt issued	929,353

Equity	487,812

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	76,915
Provisions for loan losses	(15,341)
Operating expenses	(30,573)

Operating income	31,001
Income attributable to investments in other companies	23

Income before taxes	31,024
Income taxes	(5,008)

Net income for the period	26,016

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer